                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of January 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  x        Form 40-F
                             ---                 ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                   Yes                 No  x
                       ---                ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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                      PARTICIPATION IN LG CARD RESCUE PLAN

     On January 9, 2004, LG Group and creditors of LG Card reached an agreement on the "Collective Management Plan for LG Card (Rescue Plan)." Shinhan Bank, our wholly owned banking subsidiary, is among the creditor banks of LG Card. Shinhan Bank held a meeting of board of directors on January 13, 2004 to approve the participation of the rescue plan. According to the plan, Shinhan Bank will conduct debt-to-equity swap amounting to KRW 81.3 billion from its previous exposure and provide additional loan of KRW 81.0 billion as liquidity support, which will be converted into equity later on. The detailed schedule for the debt-to-equity swap will be disclosed as soon as it is determined.


                    CHANGE IN POSITIONS OF EXECUTIVE OFFICERS

     In January 2004, pursuant to a resolution of our Executive Committee meeting, there was a change in positions and titles of our executive officers as follows:

NAME                                      POSITION
----                                      --------
Bhang Gil Choi                            Senior Executive Vice President of Integration Coordination Team I and II (taking charge of Chohung Bank related issues)

Chil Sun Hong                             Senior Executive Vice President of Subsidiary Management Team II, Public Relations Team,
                                          and Audit & Compliance Team

Hee Soo Kim                               Senior Executive Vice President of Subsidiary Management Team I and Integration
                                          Coordination Team I

Byung Jae Cho                             Chief Financial Officer and Senior Executive Vice President of Planning & Financial
                                          Management Team and Investor Relations Team

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
Lee, Baek Soon                            Senior Executive Vice President of General Service Team, Information & Technology
                                          Planning Team and Integration Coordination Team II

     As noted above, Mr. Hee Soo Kim, and Mr. Baek Soon Lee were newly appointed as senior executive vice presidents. Mr. Min Ky Han and Mr. Youn Soo Song, our previous senior executive vice presidents resigned the position on January 13, 2004, because each was appointed as deputy president of Shinhan Bank, our wholly owned banking subsidiary pursuant to a resolution of the board of directors of Shinhan Bank.

     Under the Specialized Credit Financial Business Act of Korea, which regulates and governs credit card business, a person who is an officer or an employee of the concerned company or its affiliate shall be prohibited from becoming an outside director of a credit card company. Consequently, Mr. Min Ky Han, who has been serving as outside director of Shinhan Card, our wholly owned credit card subsidiary, resigned the position before his appointment of deputy president of Shinhan Bank.

     Mr. Youn Soo Song, who has been serving as outside director and audit committee member of Shinhan Bank also resigned the position because he was appointed as deputy president of the bank. Shinhan Bank appointed Mr. Park Kyung Seo as a new member of the audit committee through a resolution of its board of directors on January 13, 2004.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.



                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : January 14, 2004